02059119

PE
9/25/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 26 2002
WASH. D.C. 164 SECTION

September 25, 2002

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	News Release Dated September 25, 2002 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated September 25, 2002

By: ______________________________

Brad Thompson, Ph.D.
President & CEO

Exhibit Index

Exhibit 1- page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Announces Issuance of Fifth U.S. Patent Covering REOLYSIN® Technology

CALGARY, Alberta, September 25, 2002 -- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) ('Oncolytics') has been granted U.S. Patent 6,455,038 entitled "Reovirus for the treatment of cellular proliferative disorders." This patent covers the use of various strains and combinations of reoviruses, wherein one or more of the reoviruses may be immunoprotected, as a treatment for Ras-mediated proliferative disorders, such as neurofibromatosis and cancer in an immunocompetent mammal.

"We are pleased with the patent protection Oncolytics is securing," said Dr. Matt Coffey, Vice President of Product Development. "With the issuance of our fifth U.S. patent covering REOLYSIN® technology, the Company is becoming well-positioned in this novel therapeutic area. We have over 100 additional patent applications pending worldwide and we expect to continue to expand our patent portfolio for REOLYSIN®."

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours. Oncolytics is currently conducting a T2 prostate cancer trial, and a Phase I/II recurrent malignant glioma (brain cancer) trial.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, the Company's expectations regarding the issuance of additional patents and the benefits provided by current and prospective patents, and the Company's ability to protect its intellectual property, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, the development of alternative products or treatments by the Company's competitors, the inability of the Company to defend its patents from infringement by third parties, the risk that the Company's patents may be subsequently shown to be invalid, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	***For Canada:***	***For United States:***
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Matt Coffey	Jason Hogan	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 222	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jhogan@equicomgroup.com	theproteam@aol.com